CPS Financial & Insurance Services, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended March 31, 2023

 

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49337

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **04/01/2022** AND ENDING **03/31/2023**
　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **CPS Financial & Insurance Services, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer　　☐ Security-based swap dealer　　☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2860 Michelle Drive Suite 150
(No. and Street)

Irvine　　　　　　　　**CA**　　　　　　　**92606**
(City)　　　　　　　　　　(State)　　　　　　(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Andy Holden　　　　　**949-442-7413**
(Name)　　　　　　　　(Area Code – Telephone Number)　　　　(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd #404　　Tarzana　　　　CA　　　91356
(Address)　　　　　　　　　　　(City)　　　　　　(State)　　(Zip Code)

September 15, 2005　　　　　　　**2370**
(Date of Registration with PCAOB)(if applicable)　　　(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Alan Holden _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CPS Financial & Insurance Services, Inc. _____, as of 3/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

D.K. SHAH
COMM...2333629
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. September 17, 2024

Signature:

Title: President

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRIAN W. ANSON

Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Directors of CPS Financial & Insurance Services, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of CPS Financial & Insurance Services, Inc. as of March 31, 2023, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of CPS Financial & Insurance Services, Inc. as of March 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CPS Financial & Insurance Services, Inc.'s management. My responsibility is to express an opinion on CPS Financial & Insurance Services, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to CPS Financial & Insurance Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the CPS Financial & Insurance Services, Inc.'s financial statements. The Supplemental Information is the responsibility of the CPS Financial & Insurance Services, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as CPS Financial & Insurance Services, Inc.'s auditor since 2016.

Tarzana, California

May 18, 2023

CPS Financial & Insurance Services, Inc.
Statement of Financial Condition
March 31, 2023

Assets

Cash	$307,440
Securities at Market Value	1,413,198
Commissions Receivable	8,139
Prepaid expense	17,630
Total Assets	$1,746,407

Liabilities and Shareholder's Equity

Liabilities	
Accounts Payable	$1,556
Accrued Liabilities	27,362
Total Liabilities	28,918
Shareholder's Equity	
Common stock ($1 par value, 100,000 shares authorized and issued; 6000 shares outstanding)	6,000
Paid-in capital	1,000
Retained earnings	1,710,489
Total Shareholder's Equity	1,717,489
Total Liabilities and Shareholder's Equity	$1,746,407

Note 1 - Organization and Nature of Business

CPS Financial & Insurance Services, Inc. (the Company), a wholly owned subsidiary of Andrew A. Holden Family Trust, is a wholesaler of variable insurance products to other Financial Industry Regulatory Agency ("FINRA") member broker/dealers registered with the Securities and Exchange Commission under SEC Rule 15c3-3(a)(2)(vi). The Company was incorporated in the state of California on April 1, 1996 under the name CPS Financial Services, Inc. On October 9, 1997, the Company changed its name to CPS Financial & Insurance Services, Inc.

On May 21, 1997 the Company was approved for membership by the National Association of Securities Dealers subject to the execution of the restriction agreement. The NASD and NYSE Member Regulation consolidated in 2007 to form FINRA. The Company will only act as a wholesaler of variable insurance products to other FINRA Regulation member broker/dealers. The Company does not hold customers' funds or securities. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

Eighty percent of revenue was received from two carriers during fiscal year ending March 31, 2023.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The company from time to time has cash above the FDIC limit. The company has not experienced any loss.

Income Taxes – The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Commitments and Contingencies – The Company was not subject to any litigation during or at year ended March 31, 2023.

Note 2 - ASC 606 Revenue Recognition

Revenue is measured based on a consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction that are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below.

Revenue from sale of Insurance Based Products includes revenue from any variable annuity or variable life product that contains an insurance and security component.

Net Gains or Losses on Principal Trades includes all realized and unrealized gains and losses from proprietary trading and market making activities and net gains or losses from "riskless" principal transactions.

Due to the nature of the Company's business, changes in receivables, contract assets and contract liabilities with customers due to revenue recognized from performance obligations satisfied in previous periods were immaterial.

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants

Note 3 – Fair Value (continued)

would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2023.

Fair Value Measurements on a Recurring Basis
As of March 31, 2023

	Level 1	Level 2	Level 3
Money Market Funds	$ 19,235	$ 0	$ 0
Securities at Market Value	$1,393,963	$ 0	$ 0
Total	$1,413,198	$ 0	$ 0

Note 4 – Related Party

The Company paid overhead (rent, utilities, supplies and telephone) to a company with a related party under a services agreement. For year ended March 31, 2023, the Company paid $14,247 for these expenses.

The Company paid $120,240 for consulting to a company with a related party and $123,327 for marketing to an additional company with a related party during the year ended March 31, 2023.

In February 2016, the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. The Company is not subject to this requirement inasmuch as it has a service agreement with its Parent.

Note 5 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on March 31, 2023, the Company had net capital of $1,490,380 which was $1,485,380 in excess of its required net capital requirement of $5,000. The Company's percentage of aggregate indebtedness, $28,918 to net capital was 1.94%.

Note 6 – Provision for Income Taxes

Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB ASC 740, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities. Income tax expense for fiscal year ending March 31, 2023 is $800.

The Company is subject to audit by the taxing agencies for years ending March 31, 2020, 2021 and 2022.

Note 7 – SIPC

The Company is not a member of the Securities Investor Protection Corporation (SIPC).

Note 8 – Subsequent Events

Management reviewed the results of operations for the period of time from its year end March 31, 2023 through May 18, 2023, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.